Disruptive Acquisition Corporation I 1925 Century Park East, Suite 1700 Los Angeles, CA 90067 March 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Ms. Pamela Howell

Re:	Disruptive Acquisition Corporation I Registration Statement on Form S-1, as amended (File No. 333-253971)

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on March 23, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Deanna L. Kirkpatrick of Davis Polk & Wardwell LLP at (212) 450-4135 with any questions or comments with respect to this letter.

Sincerely,

Disruptive Acquisition Corporation I

By:	/s/ Alexander J. Davis
Name: Alexander J. Davis
Title: Chief Executive Officer

Via EDGAR

CC: Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP